Putnam Dynamic Asset Allocation Balanced Fund
3/31/12 Semi Annual report

Because the electronic format for filing Form NSAR does not provide adequate space for responding to certain items correctly, the correct answers are as follows:

72DD1 (000s omitted)

Class A	 7,583
Class B	 455
Class C	 506

72DD2 (000s omitted)

Class M	 144
Class R	 86
Class Y	 1,763

73A1

Class A	0.096
Class B	0.055
Class C	0.057

73A2

Class M	0.071
Class R	0.083
Class Y	0.110


74U1  (000s omitted)

Class A	77,915
Class B	8,040
Class C	8,741

74U2  (000s omitted)

Class M	1,978
Class R	1,005
Class Y	15,757

74V1

Class A	11.60
Class B 11.56
Class C 11.38

74V2

Class M	11.59
Class R	11.53
Class Y	11.62


Item 61

Additional Information About Minimum Required Investment

Shareholders can open a fund account with as little as $500 and make subsequent investments in any amount. The minimum investment is waived if you make regular investments weekly, semimonthly, or monthly through automatic deductions through your bank checking or savings account. Currently, Putnam is waiving the minimum, but reserves the right to reject initial investments under the minimum.


Item 85B

Additional Information About Errors and Omissions Policy

While no claims with respect to the Registrant/Series were filed under such policy during the period, requests under such policy for reimbursement of legal expenses and costs arising out of claims of market timing activity in the Putnam Funds have been submitted by the investment manager of the Registrant/Series.


Effective 11/30/11, the fund changed its name to Putnam Dynamic
Asset Allocation Balanced Fund and is part of a suite of funds.